UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Brainstorm Cell Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

10501E201

(CUSIP Number)

Christopher Sheaffer, Esq.

Jared Kelly, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 10501E201

1.	NAMES OF REPORTING PERSONS Abbhi Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,367,751*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,367,751*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,367,751*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes 250,000 shares of common stock issuable upon the exercise of warrants, which are exercisable within 60 days at an exercise price of $15.00.

CUSIP No. 10501E201

1.	NAMES OF REPORTING PERSONS Sankesh Abbhi (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,372,408*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,372,408*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,372,408*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.04%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Includes 250,000 shares of common stock issuable upon the exercise of warrants, which are exercisable within 60 days at an exercise price of $15.00.

(1) As the manager of Abbhi Investments, LLC who maintains sole voting and investment power with respect to the common stock held by Abbhi Investments, LLC.

Schedule 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.00005 par value per share (the “common stock”) of Brainstorm Cell Therapeutics Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 1325 Avenue of Americas, 28th Floor, New York, New York 10019.

Item 2. Identity and Background.

(a) – (c) and (f)

This Schedule 13D is being filed as a joint statement pursuant to Rule 13d-1(k) under the Act by and on behalf of Abbhi Investments, LLC (“Abbhi Investments”) and Mr. Sankesh Abbhi (collectively, the “Reporting Persons”). Abbhi Investments is the record owner of the common stock set forth on the cover pages hereto.  Mr. Sankesh Abbhi (“Mr. Abbhi”) is the manager of Abbhi Investments and maintains sole voting and investment power with respect to the common stock held by Abbhi Investments.

Abbhi Investments is a Florida limited liability company whose principal business is investment activities in both public and private securities. Mr. Abbhi is the manager of Abbhi Investments and his principal business is managing the investment decisions of Abbhi Investments. Mr. Abbhi is the only manager or officer of Abbhi Investments and is therefore the only “covered person.” Mr. Abbhi is a United States citizen.

The principal business address of each of the Reporting Persons and the covered person is 3119 Ponce de Leon Unit C, Coral Gables, Florida 33134.

(d) and (e)

During the last five years, none of the Reporting Persons or the covered person: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The common stock was purchased by Abbhi Investments for cash using available capital. No funds used to purchase the common stock were borrowed. On March 6, 2020, Abbhi Investments entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed to issue and sell, in a public offering, directly to Abbhi Investments 1,250,000 shares of the common stock. The purchase price per share for the common stock pursuant to the Purchase Agreement was $8.00 for a total purchase price of $10,000,000. In connection with the Purchase Agreement, the Issuer also agreed to issue Abbhi Investments a common stock purchase warrant to purchase 250,000 shares of the common stock at an exercise price of $15.00 per share, at any time after such issuance with an expiration date of the third anniversary of the date of such issuance. The remaining shares of the common stock owned by Abbhi Investments as reported on this Schedule 13D were purchased by Abbhi Investments in various open market purchases for cash using available capital.

On April 6, 2020, Mr. Abbhi was granted 4,657 shares of restricted stock awarded pursuant to the Issuer’s 2014 Stock Incentive Plan as compensation for his role as a member of the Issuer’s board of directors (the “Board”), to which he was appointed March 30, 2020. The shares of restricted stock vest in 12 consecutive, equal monthly installments commencing on the one month anniversary of the date of grant until fully vested on the 12-month anniversary of the date of grant, provided that Mr. Abbhi remains a member of the Board on each vesting date.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference. The various purchases of the common stock by the Reporting Persons were for investment purposes. The restricted stock grant to Mr. Abbhi on April 6, 2020 was for compensation for his role as a member of the Board, to which he was appointed March 30, 2020.

The Reporting Persons acquired and will hold the common stock for investment purposes. The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the common stock will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of shares of the common stock. At any time, additional shares of the common stock may be acquired or some or all of the shares of the common stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons nor the covered person has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the common stock and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.  The percentages used herein are calculated based upon 26,230,839 shares of common stock outstanding as of February 14, 2020, as reported by the Issuer in its Form 10-K filed with the SEC on February 18, 2020.

Abbhi Investments directly beneficially owns 2,367,751 shares of common stock, which includes 250,000 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days at an exercise price of $15.00, and has the sole power to vote and dispose of such shares. Abbhi Investments’ ownership of the common stock represents 9.03% of the total outstanding shares of common stock of the Issuer. Mr. Sankesh Abbhi is the manager of Abbhi Investments and maintains sole voting and investment power with respect to the common stock held by Abbhi Investments and, therefore, may be deemed to beneficially own such shares owned by Abbhi Investments. In addition, Mr. Abbhi was appointed as a member of the Board on March 30, 2020 and received a grant of 4,657 shares of restricted stock (the “restricted stock”) on April 6, 2020 that vest in increments as described in Item 3 of this Schedule 13D. Mr. Abbhi is the direct beneficial owner of the shares of the restricted stock and has the sole power to vote and dispose of such shares. As a result, Mr. Abbhi’s ownership of the common stock represents 9.04% of the total outstanding shares of common stock of the Issuer.

With respect to the common stock reported herein that is owned directly by Abbhi Investments, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of such shares, which such Reporting Person may be deemed to beneficially own as set forth above.

(c)

On April 6, 2020, Mr. Abbhi was granted 4,657 shares of restricted stock as compensation for his role as a member of the Board, to which he was appointed March 30, 2020.

The table below sets forth all transactions in the common stock effected by the Reporting Persons in the past sixty days, excluding the grant of restricted stock to Mr. Abbhi as a result of his appointment to the Board.

Date of Purchase	Total Shares Purchased	Price Per Share	How Effected
February 7, 2020	20,000	$4.09	Open market
February 10, 2020	64,800	$4.05	Open market
February 11, 2020	40,000	$4.04	Open market
February 12, 2020	50,000	$4.09	Open market
February 13, 2020	100,000	$4.52	Open market
February 14, 2020	44,800	$4.70	Open market
February 24, 2020	175,451	$6.01	Open market
February 27, 2020	42,700	$8.37	Open market
March 6, 2020	1,500,000 (1)	$8.00	Registered direct offering
March 18, 2020	31,985	$4.48	Open market
March 19, 2020	298,015	$5.37	Open market

(1) Includes 250,000 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days at an exercise price of $15.00.

(d) and (e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement. Pursuant to the terms of the Purchase Agreement, Abbhi Investments was granted the option to appoint Mr. Abbhi to serve as a member of the Board at any time prior to April 30, 2020. On March 30, 2020, the Board appointed Mr. Abbhi as a member of the Board, pursuant to the bylaws of the Issuer. Mr. Abbhi shall continue to serve as a member of the Board for so long as Abbhi Investments remains the beneficial owner of common stock.

In addition to the restricted stock granted on April 6, 2020, Mr. Abbhi will continue to receive standard equity compensation in accordance with the Issuer’s effective director compensation plan. There are no voting arrangements between Mr. Abbhi and the Issuer, any other member of the Board or any other of the Issuer’s shareholders.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.  Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.  Securities Purchase Agreement, dated as of March 6, 2020, between Brainstorm Cell Therapeutics and Abbhi Investments, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on March 6, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2020	ABBHI INVESTMENTS, LLC

/s/ Sankesh Abbhi
	Name:	Sankesh Abbhi
	Title:	Manager

SANKESH ABBHI

/s/ Sankesh Abbhi
	Name:	Sankesh Abbhi

Exhibit Index

Exhibit 1.  Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.  Securities Purchase Agreement, dated as of March 6, 2020, between Brainstorm Cell Therapeutics and Abbhi Investments, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on March 6, 2020).